Hudbay Minerals Inc.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting’) of Hudbay Minerals Inc. (the “Corporation”) held on May 3, 2018 in Toronto, Ontario. Each of the matters is described in greater detail in the Corporation’s Notice of Annual and Special Meeting of Shareholders and Management Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1: Election of Directors

On a vote by a show of hands, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following favourable votes cast by proxy in respect of his or her election:

Director	Number of Favourable	Percentage of Favourable
	Votes Cast by Proxy	Votes Cast by Proxy

Carol T. Banducci	199,629,133	99.85%
Igor A. Gonzales	182,993,779	91.53%
Alan Hair	199,721,595	99.89%
Alan R. Hibben	197,904,406	98.98%
W. Warren Holmes	198,322,104	99.19%
Sarah B. Kavanagh	199,718,043	99.89%
Carin S. Knickel	197,039,225	98.55%
Alan J. Lenczner	195,639,923	97.85%
Colin Osborne	199,728,185	99.90%
Kenneth G. Stowe	197,004,350	98.53%

Item 2: Appointment of Auditor

On a vote by a show of hands, Deloitte LLP was appointed auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration. Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte LLP as auditor from the holders of 202,993,327 shares, representing approximately 98.78% of the shares represented by proxy at the Meeting and voted on the matter.

Item 3: Amendment to Articles

On a vote by a show of hands, the special resolution to amend the Articles of Hudbay to change the province in which its registered office is located from Manitoba to Ontario was approved. Based on proxies received prior to the Meeting, management received proxies in favour of the amendment to the Articles from the holders of 199,801,759 shares, representing approximately 99.93% of the shares represented by proxy at the Meeting and voted on the matter.

Item 4: Repeal and Adoption of By-laws

On a vote by a show of hands, the resolution to repeal Hudbay’s current by-laws and replace such by-laws with Amended and Restated By-law No. 1 was approved. Based on proxies received prior to the Meeting, management received proxies in favour of Amended and Restated By-law No. 1 from the holders of 199,750,138 shares, representing approximately 99.91% of the shares represented by proxy at the Meeting and voted on the matter.

Item 5: Say on Pay Advisory Vote

On a vote by a show of hands, the non-binding advisory resolution to accept the Corporation’s approach to executive compensation disclosed in the Circular was passed. Based on proxies received prior to the Meeting, management received proxies in favour of the acceptance of the non-binding advisory resolution on executive compensation from the holders of 188,166,937 shares, representing approximately 94.11% of the shares represented by proxy at the Meeting and voted on the matter.

Date: May 3, 2018

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name: Patrick Donnelly
Title: Vice President and General Counsel